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                              June 15, 2023

       Xuefeng Chen
       Chief Executive Officer
       FARADAY FUTURE INTELLIGENT ELECTRIC INC.
       18455 S. Figueroa Street
       Gardena, CA 90248

                                                        Re: FARADAY FUTURE
INTELLIGENT ELECTRIC INC.
                                                            Registration
Statement on Form S-3
                                                            Filed on June 2,
2023
                                                            File No. 333-272354

       Dear Xuefeng Chen:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed June 2, 2023

       General

   1.                                                   Generally, securities
issued in a private transaction may not be registered for resale until after the private
placement is completed. In this regard, we note that your private placement investors in
your Unsecured SPA do not appear to be irrevocably bound to
                                                        purchase the securities
because there are conditions to closing that are within the control of the investors. Refer
to the last sentence of the first paragraph on page 7. Please provide your analysis
regarding how registration is appropriate given this provision. For guidance, refer to
Securities Act Sections Compliance & Disclosure Interpretation 139.11.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Xuefeng Chen
FARADAY FUTURE INTELLIGENT ELECTRIC INC.
June 15, 2023
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at
(202) 551-
3641 with any questions.



                                                           Sincerely,
FirstName LastNameXuefeng Chen
                                          Division of Corporation Finance
Comapany NameFARADAY FUTURE INTELLIGENT ELECTRIC INC.
                                          Office of Manufacturing
June 15, 2023 Page 2
cc:       Michael Heinz
FirstName LastName